Gokul Hemmady Vice President, Chief Financial Officer gokul_hemmady@adc.com Telephone: 952.917.0588
February 23, 2006
Attn: Ms. Inessa Berenbaum
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:	ADC Telecommunications, Inc.
Form 10-K report for the fiscal year ended October 31, 2005
File No. 0-01424
Dear Ms. Berenbaum:
This letter sets forth the responses of ADC Telecommunications, Inc. (“ADC,” “we,” “us,” or “our”) to the comments made in your February 1, 2006 letter regarding our Form 10-K for the fiscal year ended October 31, 2005.
Other Income, Net
Fiscal 2005 vs. Fiscal 2004, page 31
1.	Comment: We note that you recorded a gain of $9.0 related to a sale of a note receivable and that based on your Consolidated Statements of Cash Flows on page 48 you received $18.2 from the sale/collection of note receivable. Tell us and disclose what note receivable(s) you sold and how you accounted for the sale(s). Tell us why you record the note receivables as investing activities in your Consolidated Statements of Cash Flows. Refer to your basis in accounting literature.

Response: In connection with our divestitures, we have agreed to extend to certain parties who purchased businesses from us, non-revolving credit facility financing agreements. The commitments to extend credit are conditional agreements generally having fixed expiration or termination dates and specific interest rates, conditions and purposes. We consider these transactions to be the making and collection of loans. As a result, in accordance with FAS 95, paragraph 15, we show the activities of these loans in the investing section of the consolidated statement of cash flows. In more recent periods, such vendor and other financing arrangement activities have diminished.
Office Address: 13625 Technology Drive, Eden Prairie, Minnesota 55344
Mailing Address: P.O. Box 1101, Minneapolis, Minnesota 55411-1101
World Headquarters: Minneapolis, Minnesota USA +1.952.938.8080 www.adc.com

Ms. Inessa Berenbaum
Securities and Exchange Commission
RE: File No. 0-01424

During fiscal 2002, we established a note with Global Village Telecom (“GVT”) to help GVT finance the purchase of equipment from us. We subsequently reserved the entire amount of the note, as GVT had not shown the ability to repay the note. During fiscal 2005, we sold our investment in the note to a third party for approximately $9.0 million and recognized a non-operating gain on the sale of the note. The $9.0 million proceeds on the sale of the note were classified as proceeds from sale/collection of note receivable. This was the only note sold. The remaining $9.2 million classified as sale/collection of note receivable related to payments on notes entered into under divestiture financing arrangements, as described above.
Application of Critical Accounting Policies and Estimates, page 36
Inventories, page 36
2.	Comment: We refer to your statement that if you are able to sell previously reserved inventory, you will reverse a portion of the reserves and that changes in inventory reserves are recorded as a component of cost of sales. We also note on page 89 that you include inventory valuation in Schedule II and that you have reduced your inventory reserve by $12.2, $6.8, and $49.7 million for fiscal years ended October 31, 2005, 2004, and 2003, respectively. In this regard, tell us in detail how you record and release your inventory reserves. Provide us with sample journal entries. Specifically address the $49.7 million adjustment. Tell us how you considered SAB Topic 5:BB.

Response: We regularly examine our inventory in view of sales trends, turnover, competition and other market factors. We record a provision to the inventory reserve when we determine that such trends either 1) render an individual part or product line obsolete or otherwise result in a decision to discontinue a part or product line; or 2) indicate that certain inventory exceeds our customers’ demands, leading us to conclude that some portion is unlikely to be sold. The related journal entries, illustrated below in Example 1, result in an increase to cost of sales. In the large majority of cases, the reserve is released at the time the related parts or product lines are scrapped, resulting in balance sheet entries only as illustrated below in Example 2. We occasionally determine that unexpected customer demand develops, as evidenced by increased product sales, for previously reserved inventory. Under these circumstances, we reverse the related portion of the reserve as a credit to cost of sales, as illustrated below in Example 3. Therefore, our policy complies with SAB Topic 5:BB.

Inventory Reserve Journal Entry Examples
1.	Recording Additional Provision/Reserve
     DEBIT: Cost of Goods Sold            XXXX
     CREDIT: Inventory Reserve            XXXX

Ms. Inessa Berenbaum
Securities and Exchange Commission
RE: File No. 0-01424

2.	Disposal/Scrap of Inventory
     DEBIT: Inventory Reserve            XXXX
     CREDIT: Inventory            XXXX
3.	Reversal of Provision/Reserve
     DEBIT: Inventory Reserve            XXXX
     CREDIT: Cost of Goods Sold            XXXX
Activity in the inventory reserve account was significantly affected by the sharp downturn in the telecommunications industry from 2001 — 2003, as well as the partial rebound we and our competitors have experienced subsequently. These trends are readily apparent in our net sales, which peaked at approximately $3.0 billion in fiscal 2000 before declining to approximately $0.6 billion in fiscal 2003. As reported in our most recent annual report on Form 10-K, net sales in fiscal 2005 were approximately $1.2 billion.
In fiscal 2002, a period in which year-over-year net sales fell by almost 62%, we experienced a substantial increase in inventory. This resulted in significantly increased reserve provisions for certain product lines that we determined would be discontinued. Many of these dispositions occurred during fiscal 2003. Materials that were scrapped accounted for essentially the entire change in inventory reserve for the year.
Recoverability of Long-Lived Assets: page 37
3.	Comment: We note that your discussion regarding goodwill, intangible assets, and long-lived assets valuations does not address the quantitative value of your assumptions and their sensitivity to change. Since critical accounting estimates and assumptions are based on matters that are highly uncertain, you should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material impact on your financial condition or results of operations. Revise your disclosures to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors. In addition tell us and disclose the reporting units used to test goodwill.

For additional guidance, refer to Item 303 of Regulation S-K as well as Part Five of Commission’s Interpretive Release of Management’s Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Ms. Inessa Berenbaum
Securities and Exchange Commission
RE: File No. 0-01424

Response: You have requested that we revise our critical accounting policy regarding recoverability of long-lived assets to provide quantitative discussion. In addition, you have requested that we disclose the reporting units used to test goodwill. As follows, we will revise the disclosure of this critical accounting policy:
Goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. We have two operating segments: Broadband Infrastructure and Access and Professional Services. Within our Broadband Infrastructure and Access segment, we have three reporting units: Connectivity Systems, Wireline Networks and Wireless Networks. Our Professional Services segment is also considered a reporting unit. We perform impairment reviews at our reporting unit level. We use a discounted cash flow model based on management’s judgment and assumptions to determine the estimated fair value of each reporting unit. An impairment loss generally would be recognized when the carrying amount of the reporting unit’s net assets exceeds the estimated fair value of the reporting unit. Our last annual impairment analysis, which was performed during the fourth quarter of our fiscal 2005, indicated that the estimated fair value of each reporting unit exceeded its corresponding carrying amount, including recorded goodwill. As such, no impairment existed at that time. In order to evaluate the sensitivity of the fair value calculations of a reporting unit on the impairment calculation, we applied a hypothetical 10% decrease to the fair values of each reporting unit. This hypothetical decrease would not result in the impairment of goodwill at any reporting unit.
We assess the recoverability of long-lived assets, including intangible assets other than goodwill, when indicators of an impairment exist. The assessment of the recoverability of long-lived assets reflects management’s assumptions and estimates. Factors that management must estimate when performing impairment tests include sales volume, prices, inflation, discount rates, exchange rates, tax rates, and capital spending. Significant management judgment is involved in estimating these factors, and they include inherent uncertainties. The measurement of the recoverability of these assets is dependent upon the accuracy of the assumptions used in making these estimates and how the estimates compare to the eventual future operating performance of the specific reporting unit to which the assets are attributed. All assumptions utilized in the impairment analysis are consistent with management’s internal planning.
Note 3: Acquisitions, page 56
4.	Comment: We note that goodwill of $169.6 million related to KRONE acquisition was assigned to your Broadband Infrastructure and Access segment. However, on page 29 of your MD&A you state that net sales of

Ms. Inessa Berenbaum
Securities and Exchange Commission
RE: File No. 0-01424

your Professional Services segment increased 52.6% compared to fiscal 2004, with the KRONE acquisition representing 44.5% of the increase. In this regard, tell us why you assigned all of the goodwill from the KRONE acquisition to only the Broadband Infrastructure and Access segment. Tell us how you considered paragraph 34-35 of SFAS 142.
Response: On a global basis, our principle sources of revenue and our only sources of profit at present come from the businesses that constitute our Broadband Infrastructure and Access segment (“BIA”). The value we derive from our Professional Services segment comes from our ability to use this business as a sales channel for BIA products. As a stand-alone business, absent these “pull through” revenues, our Professional Services segment is not profitable. In fiscal 2005 and 2004, respectively, our Professional Services segment produced only 15% and 12% of total revenues and generated operating losses of $27.0 and $33.7 million, after elimination of intersegment sales.
We valued our purchase of KRONE based upon KRONE’s BIA business. Indeed, the inclusion of KRONE’s Professional Services segment in the purchase had little impact on overall pricing and, independently, would not have generated interest as an acquisition candidate for ADC. At the time we completed the acquisition, KRONE’s BIA segment held strong market positions, produced competitive margins, broadened ADC’s product portfolios in many key areas, and significantly expanded our international presence. At that same time, KRONE’s Professional Services segment was relatively small, was not profitable and had no particular value outside of potential “pull-through” sales.
Based on the relative values of the business segments and the synergies derived from their respective operations, assignment of the entire amount of goodwill associated with the KRONE acquisition to the Broadband Infrastructure and Access segment is consistent with the provisions of SFAS 142. Paragraph 34 states, in relevant part, “Goodwill shall be assigned to reporting units of the acquiring entity that are expected to benefit from the synergies of the combination.” As described above, the synergies derived from the KRONE acquisition benefit the BIA segment of the combined entity through: 1) an enhanced product portfolio and extended global presence from KRONE’s own BIA segment; and 2) product “pull-through” provided by the Professional Services segment. Neither ADC’s nor KRONE’s Professional Services businesses were profitable as standalone entities, and minimal synergies exist between the two that, on a merged basis, warranted assignment of goodwill to that segment. Paragraph 35 states, in relevant part, that “the fair value for each reporting unit representing a “purchase price” would be determined, and that purchase price would be allocated to the assets and liabilities of that unit.” The methodology described above is consistent with this prescribed approach.

Ms. Inessa Berenbaum
Securities and Exchange Commission
RE: File No. 0-01424

Note 14: Commitments and Contingencies, page 72
Legal Contingencies, page 73
5.	Comment: We note that on October 26, 2005 you settled the case subject to various approvals, including approvals from an independent fiduciary and the court. We also note that you are a party to various other matters for which you have recorded approximately $8.4 million in loss reserves. Further on page 38 of your Critical Accounting Policies and Estimates you also state you have recorded $8.4 in loss reserves for pending litigations. From these disclosures, it is not clear to us whether you accrued for your October 26, 2005 settlement. Please advise. In addition, tell us the settlement amount and disclose the estimate of the possible loss or range of loss in accordance with paragraph 10 of SFAS 5.

Response: We did not accrue any amount for settlement of this matter because we believe that the full amount of the proposed settlement fund will be paid by our insurance carrier on our behalf assuming the settlement is finalized. In this regard, we note that our primary insurance carrier has been directly involved in the defense and settlement negotiations for this matter. Required approvals, including preliminary and final Court approval of this proposed settlement, are pending as of this date. Based on the terms of the proposed settlement, however, we believe that the following statement in Note 14, page 73 is appropriate as of the date of the filing: “We do not expect, based on the conditional agreement, the resolution of this matter to have a material impact on our financial statements.”
Note 15: Segment and Geographic Information, page 74
Segment Information, page 74
6.	Comment: We refer to your statement that as a result of your KRONE acquisition, you implemented reporting at a regional level in addition to reporting at a business unit level during fiscal 2005. Business unit level reports present results through contribution margin. Regional level reports present fully allocated results to the operating income level, before restructuring costs. In light of this change to your reporting, tell us how you evaluated your operating and reporting segments per SFAS 131.

Response: Consistent with the description in paragraph 15 of SFAS 131, our structure is a matrix form of organization. SFAS 131 specifically notes the following regarding the matrix form of organization: “In some enterprises, certain managers are responsible for different product and service lines worldwide, while other managers are responsible for specific geographic areas.” This is consistent with our approach. Business Unit Finance Directors are responsible for the products and service lines and Regional Finance Directors are responsible for the geographic areas.

Ms. Inessa Berenbaum
Securities and Exchange Commission
RE: File No. 0-01424

For internal reporting purposes, the Chief Operating Decision Makers are provided with both the business unit and the regional level operating results on a monthly basis. The Chief Operating Decision Makers utilize both regional and product/service data when analyzing this financial information. As noted in SFAS 131, “in that situation, the components based on products and services would constitute the operating segments.” As a result of that guidance, our operating segments are the products and services lines. This is consistent with our prior year presentations. However, because regional reporting provides information that is also important to our Chief Operating Decision Makers, we considered it valuable information to include as part of our segment reporting.
Disclosure Controls and Procedures, page 82
7.	Comment: We note that the company states that “disclosure controls and procedures are adequately designed . . .” Item 307 of Regulation S-K requires management to state that disclosure controls and procedures are either effective or not effective. Please confirm to us whether your disclosure controls and procedures were effective. Revise your future disclosure accordingly.

Response: The Company’s disclosure controls and procedures were effective as of the end of the period covered by the Form 10-K. Going forward, we will revise our disclosure accordingly to state specifically that the disclosure controls and procedures are either effective or not effective for the period covered by the specific report.
With this letter, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Inessa Berenbaum
Securities and Exchange Commission
RE: File No. 0-01424

   If you have any questions or comments or would like to discuss this, please call me at (952) 917-0588 or communicate by facsimile at (952) 917-0999.

Sincerely, ADC TELECOMMUNICATIONS, INC.
/s/ Gokul V. Hemmady
Gokul V. Hemmady
Vice President, Chief Financial Officer

cc:	Mr. Robert E. Switz
Mr. James G. Mathews
Jeffrey D. Pflaum, Esq.